UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[x]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[x]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

ARC International plc
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

England and Wales

(Jurisdiction of Subject Company's Incorporation or Organization)

ARC International plc

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Thomas Huppuch, 402 Amherst Street, Nashua, NH 03063

(603) 324-0565

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 8, 2003

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdictional Documents*

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you are recommended to seek immediately your own independent financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000. All Shareholders are strongly advised to consult their professional advisers regarding their own tax position.

If you have sold or transferred all your Ordinary Shares, please send this document, together with the accompanying Tender Form and other relevant documents, immediately to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee. **However, such documents should not be forwarded or transmitted in or into or from Australia or Japan.**

WestLB Panmure, which is regulated in the United Kingdom by the Financial Services Authority, is acting for ARC International and for no-one else in connection with the matters set out in this document and will not be responsible to anyone other than ARC International for providing the protections afforded to customers of WestLB Panmure nor for providing advice in connection with the matters set out in this document or any transaction or arrangement referred to herein.

WestLB Panmure Securities Inc, a US registered broker dealer affiliate of WestLB Panmure, is acting as agent for WestLB Panmure with respect to the making of the Tender Offer into the United States and, for those purposes, references in this document and the Tender Form to WestLB Panmure shall be deemed to be references to WestLB Panmure Securities Inc.

ARC International plc

(incorporated in England and Wales with registered number 3592130)

Tender Offer

by

WestLB Panmure Limited

THE TENDER OFFER WILL CLOSE AT 3.00 p.m. on Friday, 23 May 2003. Please note that the Record Date for participation in the Tender Offer will be 5.00 p.m. on Friday, 23 May 2003 and the Tender Offer will only be available to Shareholders on the Register at that time. Shareholders wishing to tender Ordinary Shares for purchase under the Tender Offer should ensure that their completed Tender Forms are returned either by post, in the accompanying reply-paid envelope (for use in the United Kingdom only), or by hand, during normal business hours only, to the Receiving Agent, Capita IRG Plc, Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH, **so as to be received by no later than 3.00 p.m. on Friday, 23 May 2003.** Shareholders who hold their Ordinary Shares in certificated form should also return their share certificate(s) and/or other document(s) of title in respect of the Ordinary Shares tendered with their Tender Form. Shareholders who hold Ordinary Shares in uncertificated form (that is, in CREST) should return the Tender Form as described above and also arrange for such Ordinary Shares to be transferred into escrow as described in Part II to this document.

If you have any questions about the procedure for tendering Ordinary Shares or if you want help in filling in the Tender Form, please telephone Capita IRG Plc on 0870 162 3100 or, if calling from outside the United Kingdom, on +44 20 8639 2157.

The Tender Offer is being made into the United States pursuant to an exemption from certain US tender offer rules provided by Rule 13(e)-4(h)(8) under the Exchange Act. Shareholders who are resident in, or citizens of, the United States should read paragraph 6.2 of Part II of this document before taking any action in connection with the Tender Offer.

The Tender Offer is not being made, directly or indirectly, in or into Australia or Japan, and neither this document nor the accompanying Tender Form may be distributed or sent in or into or from Australia or Japan and doing so may render invalid any purported tender. Any person (including, without limitation, custodians, nominees and trustees) who may have a contractual or legal obligation to forward this document and/or the accompanying Tender Form should read the paragraph headed "Overseas Shareholders" in Part II of this document before taking any action.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Neither the United States Securities and Exchange Commission nor any state securities commission has passed upon the accuracy or adequacy of the Tender Offer and this document. Any representation to the contrary is a criminal offence.

Shareholders resident in the United States should be aware that this document does not attempt to address United States law or any of the consequences of a tender of Ordinary Shares under the Tender Offer under United States law.

The Tender Offer is made in accordance with UK law and the disclosure requirements of the UK. Holders of Ordinary Shares should be aware that such requirements are different from the disclosure requirements in the United States.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that ARC International is incorporated under the laws of England and Wales, that its officers and directors may not be residents of the United States and that all or a substantial portion of the assets of ARC International may be located outside the United States.

All references to "pounds sterling" or "£" are to UK pounds sterling. On 7 May, 2003, the noon buying rate in New York City for cable transfers in United Kingdom pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 (U.S.) = £0.6278, (£1.00 = $1.5928 (U.S.)).

CONTENTS

EXPECTED TIMETABLE

	2003
Tender Offer commences	8.00 a.m. on Friday, 9 May
Latest time and date for receipt of Tender Forms	3.00 p.m. on Friday, 23 May
Record Date for Tender Offer	5.00 p.m. on Friday, 23 May
Tender Offer trade date	Tuesday, 27 May
Announcement of take-up level under the Tender Offer	By 8.00 a.m. on Tuesday, 27 May
CREST accounts credited with Tender Offer proceeds and revised holdings of Ordinary Shares	Thursday, 29 May
Despatch cheques for Tender Offer proceeds in respect of certificated Ordinary Shares	Thursday, 29 May
Despatch of balance share certificates in respect of any unsold Ordinary Shares and share certificates in respect of unsuccessful tenders	Thursday, 29 May

If any of the above times and/or dates change, the revised time(s) and/or date(s) will be notified to Shareholders by announcement through a Regulatory Information Service. References in this document to time are to London time, unless otherwise stated.

A telephone helpline has been established on 0870 612 3100 or, if calling from outside the United Kingdom, on +44 20 8639 2157 to assist with enquiries from Shareholders. The helpline will be available between 9.00 a.m. and 5.00 p.m., Monday to Friday, until (and including) 23 May 2003. The helpline is not able to advise on the merits of the Tender Offer nor to give financial advice.

PART I
LETTER FROM ARC INTERNATIONAL

Directors

M Gulett (Chief Executive Officer)
D Millard (Non-executive Director)
G Reyes (Non-executive Director)
M Risman (Non-executive Director)
J San OBE (Non-executive Director)

Registered Office

ARC House
The Waterfront
Elstree Road
Elstree
Hertfordshire
WD6 3BS

8 May 2003

To the holders of Ordinary Shares and, for information only, to the holders of options under the ARC International Share Option Schemes.

Dear Shareholder,

Introduction

On 22 November 2002, the Board of ARC International announced that it intended to return £50.0 million of capital to Shareholders during the first half of 2003 in order to optimise the Company's capital structure and hence Shareholders' potential for future returns. On 6 December 2002, it was announced that, following discussions with its advisers and Shareholders, the Board believed that buying back Ordinary Shares would be the most effective way of returning capital to Shareholders.

A circular was despatched to Shareholders on 12 February 2003 which included details of the return of £50.0 million of cash to Shareholders by means of a Tender Offer, involving the repurchase for cancellation of up to £48.5 million worth of Ordinary Shares (less the cost of the Tender Offer), and the lending of a further £1.5 million by the Company to the EBT Trustee to fund proposed market purchases of Ordinary Shares by the EBT Trustee. In addition, the circular included a notice of Extraordinary General Meeting, convened for the purposes of seeking Shareholder approval for implementation of the return of cash.

At the Extraordinary General Meeting, the relevant resolutions were passed by Shareholders, in each case with the requisite majority, so as to enable the implementation of the proposals. Following confirmation by the Court on 2 April 2003 of the cancellation of the Company's share premium account and creation of a distributable reserve, the Board is now writing to Shareholders detailing the formal terms and conditions of the Tender Offer.

Once the Tender Offer has been completed, ARC will have a strong balance sheet with sufficient cash resources for the existing business. The Board will continue to review mergers and acquisitions opportunities, including complimentary acquisitions or business combinations which will be in the interests of the Company and its shareholders.

The Board intends to lend the further £1.5 million to the EBT Trustee so as to enable the EBT Trustee to commence the proposed further market purchases of Ordinary Shares following completion of the Tender Offer.

In addition to the formal terms and conditions of the Tender Offer set out in this document, the results of ARC International for the first quarter ended 31 March 2003, which were announced on 23 April 2003, are set out in Appendix 1 to this document.

The Tender Offer

The Board is proposing to return £48.5 million of surplus capital through the purchase by the Company for cancellation of existing issued Ordinary Shares. This return of capital is to be effected by WestLB Panmure purchasing, as principal, existing Ordinary Shares for up to a total purchase price of £48.5 million (less the costs of the Tender Offer) from Shareholders and then selling such Ordinary Shares through the facilities of the London Stock Exchange to the Company for cancellation.

The principal terms of the Tender Offer (which are set out in more detail in Part II of this document) are as follows:

- WestLB Panmure is inviting Shareholders to tender Ordinary Shares (subject to the maximum number indicated below) at any price, in increments of 1 pence, within the Price Range of 26 pence to 34 pence;
- WestLB Panmure will purchase, as principal, existing issued Ordinary Shares for up to a total purchase price of £48.5 million (less the costs of the Tender Offer) and then sell such Ordinary Shares through the facilities of the London Stock Exchange to the Company for cancellation;
- all Shareholders (other than certain Overseas Shareholders) on the Register on the Record Date are being given the opportunity to participate in the Tender Offer. The Tender Offer is, however, being made to Shareholders resident in the United States and Canada pursuant to applicable exemptions and exemptive reliefs;
- all Ordinary Shares which are successfully tendered will be purchased at the same price ("the Strike Price"), which will be determined at the conclusion of the Tender Offer on the basis of the prices at which Ordinary Shares have been tendered. The Strike Price will be the lowest price per Ordinary Share (within the Price Range) which will allow WestLB Panmure to purchase Ordinary Shares with an aggregate purchase value not exceeding £48.5 million (less the costs of the Tender Offer) in accordance with the order of priority detailed below;
- Shareholders are entitled to tender Ordinary Shares for sale at different prices within the Price Range, but all Ordinary Shares purchased by WestLB Panmure will be purchased at the Strike Price and Ordinary Shares tendered at a price or prices above the Strike Price will not be purchased under the Tender Offer;
- all or part of a registered holding of Ordinary Shares may be tendered, but only one tender may be made in respect of any single share;
- Shareholders may tender any number of Ordinary Shares that are registered in their names on the Record Date in two ways:
  - (i) tenders may be made at fixed prices, in which case they will only be accepted if the price at which the tender is made is at or below the Strike Price; or
  - (ii) tenders may be expressed to be made at the "Strike Price", in which case the Shareholder will be treated as having tendered at the price at which the Strike Price is ultimately set;
- Subject to the Tender Offer becoming unconditional and not lapsing, tenders from Shareholders will be accepted in the following order of priority:
  - (i) first, tenders by Shareholders holding 1,000 Ordinary Shares or fewer at or below the Strike Price will be accepted in full;
  - (ii) second, tenders of over 1,000 Ordinary Shares below the Strike Price will be accepted, and may be scaled back pro rata to ensure that the consideration paid to Shareholders does not exceed £48.5 million (less the costs of the Tender Offer); and
  - (iii) thirdly, tenders of over 1,000 Ordinary Shares at the Strike Price or at a fixed price equal to the Strike Price will be accepted, and may be scaled-back pro rata to ensure that the consideration paid to Shareholders does not exceed £48.5 million (less the costs of the Tender Offer).

If the Strike Price were to be 26 pence, being the bottom end of the Price Range, the Company would repurchase up to 181,153,846 Ordinary Shares, equating to approximately 59.6 per cent of the existing issued share capital of ARC International. If the Strike Price were to be 34 pence, being the top end of the Price Range, the Company would repurchase up to 138,529,411 Ordinary Shares, equating to approximately 45.6 per cent of the existing issued share capital of ARC International.

Shareholders should note that the Tender Offer will lapse if less than one per cent. of the existing issued ordinary share capital of ARC International in aggregate is tendered.

Shareholders do not have to tender any Ordinary Shares but, once submitted, a Tender Form cannot be withdrawn. Shareholders should note that, once tendered, Ordinary Shares may not be sold, transferred, charged or otherwise disposed of.

The attention of Shareholders is drawn to Part II of this document which, together with the Tender Form, constitutes the formal terms and conditions of the Tender Offer.

Taxation

A summary of the taxation consequences of the Tender Offer for Shareholders resident in the UK is set out in Part III of this document. Shareholders resident in jurisdictions other than the UK, including the United States and Canada, should be aware that a tender of Ordinary Shares under the Tender Offer may have tax consequences in the United States, Canada or such other jurisdiction. Such consequences are not described herein.

Shareholders are advised to consult their professional advisers regarding their own tax position.

Overseas Shareholders

The attention of all Overseas Shareholders is drawn to the section entitled "Overseas Shareholders" in Part II of this document and to the relevant provisions of the Tender Form.

It is the responsibility of all Overseas Shareholders to satisfy themselves as to the observance of any legal requirements in their jurisdiction, including, without limitation, any relevant requirements in relation to the ability of such Shareholders to complete and return a Tender Form.

Action to be taken

Shareholders who wish to participate in the Tender Offer should complete the Tender Form in accordance with the instructions set out thereon and return the Tender Form by post or by hand, during normal business hours only, to Capita IRG Plc, Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH in each case to be received by no later than 3.00 p.m. on Friday, 23 May 2003. A reply paid envelope, for use in the United Kingdom only, is enclosed for your convenience.

Shareholders who hold their Ordinary Shares in certificated form (that is, not in CREST) should also return their share certificate(s) and/or other document(s) of title in respect of the Ordinary Shares tendered with their Tender Form. Shareholders who hold their Ordinary Shares in uncertificated form (that is, in CREST) should return the Tender Form as described above and arrange for the relevant Ordinary Shares to be transferred to escrow as described in Part II of this document and in the Tender Form.

Shareholders who do not wish to sell any Ordinary Shares under the Tender Offer should take no action in relation to the Tender Form.

City Code on Takeovers and Mergers

As a result of the approval of Shareholders at the Extraordinary General Meeting, the Panel has agreed to waive any obligation that would otherwise arise under Rule 9 of the City Code for the San Interests, as a result of the Tender Offer or any further market purchases of Ordinary Shares by the Company (pursuant to the authorities granted by Shareholders at the Extraordinary General Meeting), to make a general offer for the balance of the issued equity share capital.

Shareholders should note that, on the assumption that the San Interests decide not to participate in the Tender Offer and on the basis of minimum tender price of 26 pence per Ordinary Share, the maximum combined shareholding of the San Interests would be approximately 40.6 per cent following completion of the Tender Offer (of which Fistral Trustees Limited's holding would represent approximately 22.5 per cent, RISC Capital B.V.'s holding would represent approximately 18.0 per cent and Aaron San's holding would represent approximately 0.1 per cent) and approximately 47.8 per cent after full use by the Company of the authority to make further market purchases (of which Fistral Trustees Limited's holding would represent approximately 26.5 per cent, RISC Capital B.V.'s holding would represent approximately 21.2 per cent and Aaron San's holding would represent approximately 0.1 per cent).

Mr San has, however, confirmed to the Company the intention of Fistral Trustees Limited and RISC Capital B.V. to tender a portion of their combined holding of Ordinary Shares under the Tender Offer.

The Panel has also confirmed that, on the basis of a purchase for cancellation by the Company of Ordinary Shares from WestLB Panmure on the terms of the Repurchase Agreement (details of which are set out in paragraph 5 of Part IV of this document), WestLB Panmure will not incur any obligation under Rule 9 of the City Code in the event that it purchases, as principal, Ordinary Shares under the Tender Offer representing 30 per cent. or more of the voting rights of the Company prior to the repurchase of such Ordinary Shares by the Company.

Further Information

If you have any questions about the procedures for tendering Ordinary Shares or if you require assistance in completing the Tender Form, please contact Capita IRG Plc on the helpline number 0870 162 3100 or, if calling from outside the United Kingdom, on +44 20 8639 2157 between 9.00 a.m. and 5.00 p.m., Monday to Friday, until (and including) 23 May 2003. The helpline is not able to advise on the merits of the Tender Offer nor to give financial advice.

Your attention is also drawn to the further information set out in Parts III and IV of this document.

Your Board is making no recommendation as to whether and at what price Shareholders should tender all or any of their Ordinary Shares under the Tender Offer. Shareholders are recommended to consult their duly authorised independent financial advisers authorised under the Financial Services and Markets Act 2000 in making their decision.

Yours sincerely,

Dennis Millard
Non-executive Director

PART II

TERMS AND CONDITIONS OF THE TENDER OFFER

1. Introduction

Shareholders (other than certain Overseas Shareholders – see "Overseas Shareholders" in paragraph 6 below) on the Register on the Record Date are hereby invited to tender Ordinary Shares for purchase by WestLB Panmure, as principal, on the terms and subject to the conditions set out in this document and in the accompanying Tender Form.

ARC International will, in turn, purchase for cancellation from WestLB Panmure at the Strike Price all of the Ordinary Shares purchased by WestLB Panmure pursuant to the Tender Offer. Ordinary Shares purchased for cancellation will not exceed 181,153,846 Ordinary Shares, representing approximately 59.6 per cent of the issued share capital of ARC International on 7 May 2003 (being the latest practicable date prior to the publication of this document) for a total consideration of £48.5 million (less the costs of the Tender Offer).

2. Terms and Conditions of the Tender Offer

WestLB Panmure hereby offers to purchase Ordinary Shares from Shareholders on and subject to the following terms and conditions:

(i) The Tender Offer is conditional on receipt of valid tenders in respect of at least 3,038,839 Ordinary Shares (representing one per cent. of ARC International's existing issued ordinary share capital as at 7 May 2003) by the Closing Date (the "Condition").

WestLB Panmure will not purchase the Ordinary Shares pursuant to the Tender Offer unless the Condition has been satisfied. The Condition may not be waived. If the Condition is not satisfied by 3.00 p.m. on 23 May 2003, the Tender Offer will lapse.

(ii) Ordinary Shares may be tendered under the Tender Offer:

a) at any price (expressed in whole pence per Ordinary Share) within the Price Range specified in paragraph (xii) below. Ordinary Shares may also be tendered at more than one price (expressed in whole pence per Ordinary Share) within such Price Range, but each Ordinary Share may only be tendered once; and/or

b) at the "Strike Price", in which case Shareholders will be treated as having tendered at the price at which the Strike Price is ultimately set.

(iii) The Tender Offer is only available to Shareholders (other than certain Overseas Shareholders – see "Overseas Shareholders" in paragraph 6 below) on the Register on the Record Date and in respect of the number of Ordinary Shares registered in those Shareholders' names on that date.

(iv) Tender Forms which have been duly completed and received by Capita IRG Plc become irrevocable at such time as they are received.

(v) The Tender Offer will close on the Closing Date and no tenders received after that time will be accepted in whole or in part, except to the extent that WestLB Panmure extends the period for tendering under the Tender Offer, in which case a new date for the Tender Offer will be given. WestLB Panmure reserves the right, subject to applicable legal and regulatory requirements, to extend the period for tendering under the Tender Offer at any time prior up to 3.00 p.m. on Friday, 23 May 2003. Any material change to the expected timetable will be notified to Shareholders by way of an announcement through a Regulatory Information Service. Any such changes will comply with all applicable legal and regulatory requirements, including, but not limited to, the duration of any extensions.

(vi) All or any part of a holding of Ordinary Shares may be tendered. Ordinary Shares successfully tendered will be sold to WestLB Panmure with full title guarantee, fully paid and free from all liens, charges, equitable interests and encumbrances and with all rights attaching to the same. Successfully tendered Ordinary Shares will then be repurchased from WestLB Panmure by ARC International and will not rank for any future dividends.

(vii) All tenders must be made on the accompanying Tender Form duly completed in accordance with the instructions set out below and on the Tender Form (which constitute part of the terms of the

Tender Offer). A tender will only be valid when the procedures contained in this document and in the Tender Form are complied with in full. The Tender Offer and all tenders will be governed by and construed in accordance with English law. Delivery of a Tender Form will constitute submission to the jurisdiction of the English courts.

(viii) The results of the Tender Offer and, if applicable, the extent to which tenders will be scaled back will be announced on 27 May 2003, or, in the event that the Tender Offer is extended, at the time specified for this purpose in the announcement notifying Shareholders of such extension.

(ix) All documents and remittances sent by or to Ordinary Shareholders will be sent at their own risk. If the Tender Offer does not become unconditional and lapses, Tender Forms, certificates and other documents of title will be returned to Shareholders by post not later than 10 business days after the date of such lapse, or, in the case of Ordinary Shares held in uncertificated form (that is, in CREST), the escrow agent will provide instructions to CRESTCo to transfer all Ordinary Shares held in escrow balances by TFE instruction to the original available balances to which those Ordinary Shares relate.

(x) If part only of a holding of Ordinary Shares is successfully tendered pursuant to the Tender Offer, the relevant Shareholder will be entitled to receive the following:

a) if Ordinary Shares are held in certificated form – a certificate in respect of the unsold Ordinary Shares; or

b) if Ordinary Shares are held in uncertificated form (that is, in CREST) – the transfer of the unsold Ordinary Shares by the escrow agent by TFE instruction to the original registered holder(s) of those unsold Ordinary Shares.

(xi) Further copies of the Tender Form may be obtained on request from the Receiving Agent by calling 0870 162 3100 or, if calling from outside the United Kingdom, +44 20 8639 2157.

(xii) The lowest price at which tenders will be accepted is 26 pence and the highest price at which tenders will be accepted is 34 pence.

(xiii) The Strike Price will be the lowest price per Ordinary Share that will allow WestLB Panmure to purchase such number of Ordinary Shares as are validly tendered pursuant to the Tender Offer as have an aggregate value not exceeding £48.5 million (less the costs of the Tender Offer).

(xiv) If the aggregate value of Ordinary Shares tendered at or below the Strike Price (including Strike Price Tenders) exceeds £48.5 million (less the costs of the Tender Offer), the tenders will be accepted in the following order:

a) first, tenders by Shareholders holding 1,000 Ordinary Shares or fewer at or below the Strike Price will be accepted in full;

b) second, tenders of over 1,000 Ordinary Shares below the Strike Price will be accepted, and may be scaled back pro rata to ensure that the consideration paid to Shareholders does not exceed £48.5 million (less the costs of the Tender Offer);

c) third, tenders of over 1,000 Ordinary Shares at the Strike Price or at a fixed price equal to the Strike Price will be accepted, and may be scaled back pro rata to ensure that the consideration paid to Shareholders does not exceed £48.5 million (less the costs of the Tender Offer).

If any fractions arise from scaling back, the number of Ordinary Shares accepted will be rounded down to the nearest whole number.

(xv) Tenders made at a specified price above the Strike Price will be rejected.

(xvi) All Ordinary Shares successfully tendered will be purchased by WestLB Panmure, as principal, at the Strike Price and such purchases will be market purchases in accordance with the rules of the London Stock Exchange. Such Ordinary Shares will then be purchased from WestLB Panmure by ARC International in accordance with the terms of the Repurchase Agreement for cancellation by the Company in accordance with Chapter VII of Part V of the Act. In no event shall WestLB Panmure Securities, Inc. purchase any tendered shares.

(xvii) Holdings in both certificated and uncertificated form under the same name with different designations (in the case of certificated Ordinary Shares) and/or with different member account IDs (in the case of uncertificated Ordinary Shares) will be treated as separate shareholdings for the purposes of the application of the terms of the Tender Offer.

(xviii) All questions as to the number of Ordinary Shares tendered, the price to be paid therefor and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of Ordinary Shares will be determined by WestLB Panmure in its absolute and sole discretion, which determination shall be final and binding on all of the parties (except as otherwise required under applicable law).

WestLB Panmure reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance or payment for which may, in the opinion of WestLB Panmure, be unlawful. WestLB Panmure also reserves the absolute right to waive any of the terms of the Tender Offer and any defect or irregularity in the tender of any particular Ordinary Shares or any particular holder thereof. No tender of Ordinary Shares will be deemed to be validly made until all defects or irregularities have been cured or waived. In the event of a waiver, the consideration under the Tender Offer will not be despatched until after the Tender Form is complete in all respects and the share certificate(s) and/or other document(s) of title satisfactory to WestLB Panmure have been received or (as the case may be) the relevant TTE instruction has settled.

None of ARC International, WestLB Panmure, the Receiving Agent or any other person is or will be obliged to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

(xix) Ordinary Shares will be purchased under the Tender Offer free of commissions and dealing charges.

(xx) The failure of any person to receive a copy of this document or the Tender Form shall not invalidate any aspect of the Tender Offer. None of ARC International, WestLB Panmure, the Receiving Agent or any other person will incur any liability in respect of any person failing to receive the said documents.

(xxi) WestLB Panmure reserves the right to revise the Price Range or change the aggregate value of the Tender Offer, based on market conditions and other factors, subject to compliance with applicable law and regulatory requirements. Any such revision will require, amongst other things, that new tender forms are despatched to Shareholders.

3. Procedure for tendering Ordinary Shares

Shareholders who wish to tender Ordinary Shares should complete the Tender Form in accordance with the instructions set out below and the instructions printed on the Tender Form.

Shareholders who hold Ordinary Shares in both certificated and uncertificated form should complete a separate Tender Form for each holding. Similarly, Shareholders who hold Ordinary Shares in uncertificated form under different member account IDs should complete a separate Tender Form in respect of each member account ID.

(i) Return of the Tender Forms

Shareholders wishing to tender Ordinary Shares should complete and return the Tender Form(s) whether or not their Ordinary Shares are in CREST. The completed and signed Tender Form(s) should be sent either by post or by hand, during normal business hours only, to Capita IRG Plc, Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH **as soon as possible and, in any event, so as to be received by no later than 3.00 p.m. on Friday, 23 May 2003. No tenders received after that time will be accepted.**

A reply-paid envelope (for use in the United Kingdom only) is enclosed with this document. No acknowledgement of receipt of documents will be given. Any Tender Form received in an envelope postmarked in the Australia or Japan or otherwise appearing to WestLB Panmure or their agents to have been sent from either of those jurisdictions may be rejected as an invalid tender. For further information on Overseas Shareholders, see the *section headed* "Overseas Shareholders" *in paragraph 6* below.

(ii) Ordinary Shares held in certificated form (that is, not in CREST)

The completed and signed Tender Form should be accompanied by the relevant share certificate(s) and/or other document(s) of title.

If your share certificate(s) and/or other document(s) of title is/are not readily available (for example, if they are with your stockbroker, bank or other agent) or are lost, the Tender Form should nevertheless be completed, signed and returned as described above so as to be received by Capita IRG Plc, Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH by no later than 3.00 p.m. on 23 May 2003, together with any share certificate(s) and/or document(s) of title that you may have available.

In respect of those Ordinary Shares for which your certificate(s) is/are lost, you should complete a letter of indemnity, which can be obtained by writing to the Registrars, Capita Registrars The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU. This indemnity should be returned as described in paragraph (i) above so as to be received by the Receiving Agent by no later than 3.00 p.m. on Friday, 23 May 2003.

No payment will be made under the terms of the Tender Offer unless share certificate(s) and/or other document(s) of title, or an acceptable indemnity in lieu thereof, is/are received by no later than 3.00 p.m. on Friday 23 May, 2003.

Where you have returned a letter of indemnity in respect of any unavailable share certificate(s) and/or other document(s) of title and you subsequently find the relevant share certificate(s) and/or other document(s) of title, you should immediately send the certificate(s) by post or by hand, during normal business hours only, to the Receiving Agent as described in paragraph (i) above.

(iii) Ordinary Shares held in uncertificated form (that is, in CREST)

If the Ordinary Shares which you wish to tender are held in uncertificated form, you must insert in Box 4 of the Tender Form the participant ID and member account ID under which such Ordinary Shares are held by you in CREST and otherwise complete and return the Tender Form as described above.

In addition, you should take (or procure to be taken) the action set out below to transfer (by means of a TTE instruction) the number of Ordinary Shares which you wish to tender under the Tender Offer to an escrow balance, specifying Capita IRG Plc (in its capacity as a CREST receiving agent under its participant ID and member account ID referred to below) as the escrow agent, **as soon as possible and, in any event, so that the transfer to escrow settles by not later than 3.00 p.m. on Friday, 23 May 2003. All Ordinary Shares subject to the relevant Tender Form must be transferred to escrow.**

No payment will be made under the terms of the Tender Offer unless the transfer to escrow in CREST settles by no later than 3.00 p.m. on Friday, 23 May 2003.

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Ordinary Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to the Ordinary Shares which you wish to tender.

You should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE instruction to CRESTCo, which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to other information that is required for the TTE instruction to settle in CREST, the following details:

- the number of Ordinary Shares to be transferred to an escrow balance;
- your participant ID. This must be the same participant ID as the participant ID that is inserted in Box 4 of the Tender Form;
- your member account ID. This must be the same member account ID as the member account ID that is inserted in Box 4 of the Tender Form;
- the participant ID of the escrow agent, Capita IRG Plc. This is: RA10;
- the member account ID of the escrow agent, Capita IRG Plc. This is: ARCINT;

- the Tender Form reference number. This is the reference number that appears in Box 4 of the Tender Form. This reference number should be inserted in the first eight characters of the shared note field on the TTE instruction. Such insertion will enable Capita IRG Plc to match the transfer to escrow to your Tender Form. You should keep a separate record of this reference number for future reference;
- the corporate action number for the Tender Offer. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST;
- the intended settlement date for the transfer to escrow. This should be as soon as possible and, in any event, by no later than 3.00 p.m. on 23 May 2003;
- ARC International's ISIN, which is GB0009645481; and
- input with the standard TTE delivery instruction priority of 80.

After settlement of the TTE instruction, you will not be able to access the Ordinary Shares concerned in CREST for any transaction or for charging purposes, notwithstanding they will be held by Capita IRG Plc as your agent until completion or lapsing of the Tender Offer. If the Tender Offer becomes unconditional, Capita IRG Plc will transfer the Ordinary Shares which are accepted by WestLB Panmure to itself as their agent.

You are recommended to refer to the CREST Manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing you are requested, wherever possible, to ensure that a Tender Form relates to only one transfer to escrow.

If no Tender Form reference number, or an incorrect Tender Form reference number, is included on the TTE instruction, WestLB Panmure may (but shall not be obliged to) treat any number of Ordinary Shares transferred to an escrow balance in favour of the escrow agent from the participant ID and member account ID identified in the TTE instruction as relating to any Tender Form which relates to the same participant ID and member account ID (up to the number of Ordinary Shares inserted or deemed to be inserted in the Tender Form concerned).

You should note that CRESTCo does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to your Ordinary Shares to settle prior to 3.00 p.m. on 23 May 2003. In this connection you are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

An appropriate announcement will be made if any of the details contained in this paragraph are altered.

(iv) Deposits of Ordinary Shares into, and withdrawals of Ordinary Shares from, CREST

Normal CREST procedures (including timings) apply in relation to any Ordinary Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Tender Offer (whether such conversion arises as a result of a transfer of Ordinary Shares or otherwise). Shareholders who are proposing to convert any such Ordinary Shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring Ordinary Shares as a result of the conversion to take all necessary steps in connection with such person's participation in the Tender Offer (in particular, as regards delivery of any share certificate(s) and/or other document(s) of title or transfer(s) to an escrow balance as described above) prior to 3.00 p.m. on 23 May 2003.

If you are in any doubt as to how to complete the Tender Form or as to the procedure for tendering Ordinary Shares, please contact Capita IRG Plc by telephone on 0870 162 3100 or, if calling from outside the United Kingdom, +44 20 8639 2157. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

Shareholders should note that, once tendered, Ordinary Shares may not be sold, transferred, charged or otherwise disposed of.

4. Settlement

Settlement of the consideration to which any Shareholder is entitled pursuant to valid tenders accepted by WestLB Panmure will be made on the Settlement Date, as follows:

(i) Ordinary Shares held in certificated form

Where an accepted tender relates to Ordinary Shares held in certificated form, cheques issued by Capita IRG Plc for the consideration due will be despatched by Capita IRG Plc by first class post to the person whose name and address (outside Australia and Japan) is set out in Box 1 (or, if relevant, to the person or agent whose name and address is set out in Box 3) of the Tender Form or, if none is set out, to the registered address of the tendering Shareholder or, in the case of joint holders, the address of the first named. All payments will be made in pounds sterling by cheque drawn on a branch of a UK clearing bank at the risk of the person(s) entitled thereto.

(ii) Ordinary Shares held in uncertificated form (that is, in CREST)

Where an accepted tender relates to Ordinary Shares held in uncertificated form, settlement of the consideration due will be paid through CREST in cleared Central Bank funds in favour of the tendering Shareholder's payment bank.

5. Effect of Tender

Each Shareholder by whom, or on whose behalf, a Tender Form is executed irrevocably undertakes, represents, warrants and agrees to and with WestLB Panmure (so as to bind him, his personal representatives, heirs, successors and assigns) that:

(a) the execution of the Tender Form shall constitute an offer to sell to WestLB Panmure such number of Ordinary Shares as are inserted in Box 2 of the Tender Form or deemed to be tendered, in each case, on and subject to the terms and conditions set out or referred to in this document and the Tender Form and that, once lodged, such offer shall be irrevocable;

(b) such Shareholder has full power and authority to tender, sell, assign or transfer the Ordinary Shares in respect of which such offer is accepted (together with all rights attaching thereto) and, when the same are purchased by WestLB Panmure, WestLB Panmure will acquire such Ordinary Shares with full title guarantee, fully paid and free from all liens, charges encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature and together with all rights attaching thereto, on or after the Closing Date including the right to receive all dividends and other distributions declared, paid or made after that date;

(c) the execution of the Tender Form will, subject to the Tender Offer becoming unconditional, constitute the irrevocable appointment of any director or officer of WestLB Panmure or such other person(s) nominated by WestLB Panmure as such Shareholder's attorney and/or agent ("attorney"), and an irrevocable instruction to the attorney to complete and execute all or any instruments of transfer and/or other documents at the attorney's discretion in relation to the Ordinary Shares referred to in sub-paragraph (a) above in favour of WestLB Panmure or such other person or persons as WestLB Panmure may direct and to deliver such instrument(s) of transfer and/or other documents at the discretion of the attorney, together with the share certificate(s) and/or other document(s) relating to such Ordinary Shares, for registration within two months of the Tender Offer becoming unconditional and to do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the Tender Offer and to vest in WestLB Panmure or its nominee(s) or such other person(s) as WestLB Panmure may direct such Ordinary Shares;

(d) such Shareholder agrees to ratify and confirm each and every act or thing which may be done or effected by WestLB Panmure or any of its partners or any person nominated by WestLB Panmure in the proper exercise of its or his powers and/or authorities hereunder;

(e) such Shareholder holding Ordinary Shares in certificated form will deliver to Capita IRG Plc his or her share certificate(s) and/or other document(s) of title in respect of the Ordinary Shares referred to in sub-paragraph (a) above, or an indemnity acceptable to WestLB Panmure in lieu thereof, or will procure the delivery of such document(s) to such person as soon as possible thereafter and, in any event, not later than the Closing Date;

(f) the provisions of the Tender Form shall be deemed to be incorporated into the terms and conditions of the Tender Offer;

(g) such Shareholder shall do all such acts and things as shall be necessary or expedient and execute any additional documents deemed by WestLB Panmure to be desirable, in each case to complete the purchase of the Ordinary Shares and/or to perfect any of the authorities expressed to be given hereunder;

(h) such Shareholder, if an Overseas Shareholder, has fully observed any applicable legal requirements and that the invitation under the Tender Offer may be made to him under the laws of the relevant jurisdiction;

(i) such Shareholder has not received or sent copies or originals of this document, the Tender Form or any related documents in, into or from Australia or Japan and has not otherwise utilised in connection with the Tender Offer, directly or indirectly, the mails or any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or of any facility of a national securities exchange, of Australia or Japan, the Tender Form has not been mailed or otherwise sent in, into or from Australia or Japan, and such Shareholder is accepting the Tender Offer from outside Australia or Japan;

(j) the payment of any cash consideration to such Shareholder's payment bank in accordance with the CREST arrangements as referred to in the paragraph headed "Settlement" above will, to the extent of the obligations so created, discharge fully any obligation of WestLB Panmure to pay to such Shareholder the consideration to which he is entitled under the Tender Offer;

(k) on execution the Tender Form takes effect as a Deed; and

(l) the execution of the Tender Form constitutes such Shareholder's submission to the jurisdiction of the courts of England and Wales in relation to all matters arising out of or in connection with the Tender Offer or the Tender Form.

A reference in this paragraph to a Shareholder includes a reference to the person or persons executing the Tender Form and, in the event of more than one person executing a Tender Form, the provisions of this paragraph will apply to them jointly and severally.

6. Overseas Shareholders

6.1 General

(i) The making of the Tender Offer in, or to persons who are citizens or nationals of, or resident in, jurisdictions outside the United Kingdom or custodians, nominees or trustees for citizens, nationals or residents of jurisdictions outside the United Kingdom may be prohibited or affected by the laws of the relevant overseas jurisdiction. Shareholders who are Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such Shareholder wishing to tender Ordinary Shares to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, the compliance with other necessary formalities and the payment of any transfer or other taxes or other requisite payments due in such jurisdiction. Any such Shareholder will be responsible for payment of any such transfer or other taxes or other requisite payments due by whomsoever payable and WestLB Panmure and ARC and any person acting on their behalf shall be fully indemnified and held harmless by such Shareholder for any such transfer or other taxes or other requisite payments such person may be required to pay. **Save in respect of the United States and Canada, in respect of which applicable exemptions and exemptive reliefs are available to enable the extending of the Tender Offer into such jurisdictions, no steps have been taken to qualify the Tender Offer or to authorise the extending of the Tender Offer or the distribution of the Tender Form in any territory outside the United Kingdom.**

(ii) In particular, the Tender Offer is not being made, directly or indirectly in or into Australia or Japan and the Tender Offer cannot be accepted from within Australia or Japan.

(iii) Accordingly, copies of this document, the Tender Forms and any related documents are not being and must not be mailed or otherwise distributed or sent in, into or from Australia or Japan, including to Shareholders with registered addresses in Australia or Japan or to persons who are custodians, nominees or trustees holding shares for persons in Australia or Japan. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute, send or mail them in, into or from Australia or Japan, and so doing will render invalid any related purported acceptance of the Tender Offer. Envelopes containing Tender Forms should not be postmarked in Australia or Japan or otherwise despatched from Australia or Japan and all accepting Shareholders must provide addresses outside Australia or Japan for the remittance of cash or return of Tender Forms and any other documents.

(iv) If, in connection with making the Tender Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Tender Form or any related offering documents in, into or from Australia or Japan or uses the mails of, or any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national securities exchange of, Australia or Japan in connection with such forwarding, such persons should (a) inform the recipient of such fact; (b) explain to the recipient that such action may invalidate any purported acceptance by the recipient; and (c) draw the attention of the recipient to this paragraph.

(v) The provisions of this paragraph and any other terms of the Tender Offer relating to Overseas Shareholders may be waived, varied or modified as regards specific Shareholders or on a general basis by WestLB Panmure in its absolute and sole discretion but only if WestLB Panmure is satisfied that such waiver, variance or modification will not constitute or give rise to a breach of applicable securities or other law.

(vi) The provisions of this paragraph supersede any terms of the Tender Offer inconsistent herewith.

Overseas Shareholders should inform themselves about and observe any applicable or legal regulatory requirements. If you are in any doubt about your position, you should consult your professional adviser in the relevant territory.

6.2 US Shareholders

(i) The Tender Offer is being made into the United States pursuant to an exemption from certain US tender offer rules provided by Rule 13e-4(h)(8) under the Exchange Act.

(ii) The Tender Offer is made for or in respect of the securities of a UK company and is subject to UK disclosure requirements. Shareholders, and in particular Shareholders resident in, or citizens of, the United States, should be aware that this document has been prepared in accordance with UK format and style, which differs from US format and style and should be read accordingly. In particular, the different sections of this document contain information concerning the Tender Offer that has been included to satisfy UK disclosure requirements that may be material and that in some cases has not been summarised elsewhere.

The Tender Offer procedures under UK law differ from tender offer procedures under US law. In particular, but without limitation, the acceptance and settlement procedures referred to this Part II differ from the US tender offer rules in certain material respects, including with respect to the date of payment.

(iii) In making their decision, Shareholders must rely on their own examination of the Company and the terms of the Tender Offer, including the merits and risks involved. The contents of this document, including any general advice or recommendations contained herein, and the Tender Form are not to be construed as legal or business advice. Shareholders should consult with their own lawyer or financial adviser for legal or financial advice. Additionally, this document does not include any information with respect to US taxation. Shareholders who may be subject to tax in the United States are urged to consult their tax adviser regarding the US Federal, State, local and other tax consequences of owning and disposing of Ordinary Shares.

(iv) **ARC International and WestLB Panmure and/or their respective nominees or brokers (acting as agents for ARC International or WestLB Panmure) may, in accordance with applicable law, including applicable exemptions from Rule 14e-5 under the Exchange Act, make certain purchases of Ordinary Shares in the market or otherwise during the period in which the Tender Offer remains open. Information about such purchases will be made available appropriate announcement in the UK and by press release the United States.**

PART III

TAX CONSIDERATIONS

UK Tax Consequences

The following summary of certain aspects of the tax treatment in the United Kingdom of the Tender Offer and the subsequent repurchase of Ordinary Shares by ARC International (which applies only to persons holding Ordinary Shares as an investment) is intended as a general guide only and is based on United Kingdom tax law and UK Inland Revenue practice at the date of this document. It may not be applicable to certain Shareholders, including insurance companies, dealers in securities and Shareholders who are not beneficial owners of the relevant Ordinary Shares, such as trustees. Shareholders who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the United Kingdom should consult an appropriate professional adviser.

The following summary does not address the tax treatment of the Tender Offer in any jurisdiction other than the United Kingdom. Shareholders should consult their tax advisers with respect to any taxes applicable to the tender of Ordinary Shares under the laws of the countries of their respective citizenship, residence and/or domicile or in which they conduct business or hold Ordinary Shares. Shareholders resident in the United States should consult their tax advisers with respect to any taxes applicable to the tender of Ordinary Shares under the laws of the United States. In particular, the Passive Foreign Investment Company ("PFIC") rules may have significant tax consequences for a Shareholder that is resident in, or a citizen of, the United States. Such Shareholders are strongly encouraged to consult their tax advisers about the tax consequences of the PFIC rules in light of such Shareholders' particular circumstances.

Taxation of Chargeable Gains

Since WestLB Panmure will be making the Tender Offer as principal, a Shareholder who tenders Ordinary Shares to WestLB Panmure pursuant to the Tender Offer should be treated, for the purposes of United Kingdom taxation of chargeable gains, as though he had sold them on market in the ordinary way to a third party. A charge to United Kingdom taxation on chargeable gains could therefore arise for a Shareholder resident (or ordinarily resident) in the United Kingdom, depending on the Shareholder's particular circumstances (including the availability of any exemptions, reliefs and allowable losses). A Shareholder who is not resident in the United Kingdom and who does not hold his Ordinary Shares for the purposes of a trade, profession or vocation carried on by that Shareholder through a branch or agency in the United Kingdom will not normally be liable to United Kingdom taxation on chargeable gains in respect of any disposal of his Ordinary Shares.

Section 703 ICTA 1988

Section 703 ICTA 1988 permits the Inland Revenue to counteract tax advantages arising from certain transactions in securities. It does not apply where it can be shown that the transactions in question were entered into for bona fide commercial reasons and did not involve as one of their main objects the obtaining of a tax advantage.

If the Inland Revenue sought to apply Section 703 ICTA 1988 in respect of the Tender Offer, some individual United Kingdom resident (or ordinarily resident) Shareholders and trustees selling their Ordinary Shares under the Tender Offer might be liable to taxation as if they had received income rather than capital. No application has been made to the Inland Revenue for clearance in respect of the application of Section 703 ICTA 1988 to the Tender Offer. Shareholders are, however, advised to take independent advice as to the potential application of Section 703 ICTA 1988 in light of their own particular motives and circumstances.

Stamp Duty

Stamp duty at the rate of 0.5 per cent (rounded up to the nearest £5) of the repurchase price will be payable by ARC on the repurchase of Ordinary Shares from WestLB Panmure.

Shareholders will have no liability to stamp duty or stamp duty reserve tax in respect of the sale of their Ordinary Shares pursuant to the Tender Offer.

PART IV
ADDITIONAL INFORMATION

1. Directors

(a) The Directors:

M Gulett	(Chief Executive Officer)
D Millard	(Non-executive Director)
G Reyes	(Non-executive Director)
M Risman	(Non-executive Director)
J San OBE	(Non-executive Director)

(b) The registered office of the Company is at ARC House, The Waterfront, Elstree Road, Elstree, Hertfordshire WD6 3BS

2. Options

As at 7 May, 2003 (being the latest practicable date prior to the publication of this document), the total number of outstanding options to subscribe for new Ordinary Shares was 44,199,516, representing approximately 14.5 per cent. of the Company's issued share capital as at 7 May 2003. In addition, the Company's employee benefit trust has granted options over 5,992,099 issued Ordinary Shares, representing approximately 2.0 per cent. of the Company's issued share capital as at 7 May 2003.

Assuming full acceptance of the Tender Offer at a price of 26 pence, being the minimum price of the Price Range, the total number of outstanding options to subscribe for new Ordinary Shares would represent approximately 36.0 per cent. of the Company's remaining issued share capital, and approximately 42.4 per cent. after full use of the authority to make further market purchases pursuant to the authorities granted by Shareholders at the Extraordinary General Meeting.

3. Directors' interests and other interests

(a) As at 7 May 2003 (being the latest practicable date prior to the publication of this document), the interests (all of which, unless stated otherwise, are beneficial) of the Directors and those of any person connected with them (within the meaning of section 346 of the Act) in the share capital of the Company (a) notified to the Company pursuant to section 324 or 328 of the Act, or (b) required pursuant to section 325 of the Act to be entered in the register kept in accordance with that section or (c) which are interests of connected persons (within the meaning of section 346 of the Act) which would, if the connected person were a Director, be required to be disclosed under sections 324, 325 or 328 of the Act, and the existence of which is known to or could with reasonable diligence be ascertained by the Directors, were as set out below:

Director	*Number of Ordinary Shares*	*Percentage of existing issued share capital*
M Gullett	100,000	0.03
D Millard	17,000	0.006
M Risman	9,500	0.003
G Reyes	200,000	0.07
J San[(1)]	49,755,940	16.37

(1) This holding comprises Ordinary Shares held, in aggregate, by Fistral Trustees Limited and RISC Capital B.V.

(b) In addition to the interests in Ordinary Shares referred to in paragraph 3(a) above, the Directors have the following options to subscribe for Ordinary Shares pursuant to the ARC International Share Option Schemes:

Directors	*Number of options over Ordinary Shares*	*Exercise price (pence)*	*Date of Grant*	*Exercise Period*
M Gulett	10,000,000	45.5	24/12/2001	30/12/2001–30/12/2011
D Millard	600,000	112.5	30/08/2000	30/08/2000–29/08/2010
G Reyes	600,000	100	20/08/2000	24/08/2000–28/08/2010

c) Save as disclosed above, none of the Directors, nor any person connected with a Director (within the meaning of section 346 of the Act), has any interest (beneficial or non-beneficial) in the share capital of the Company or any of its subsidiaries.

4. *Major interests in Ordinary Shares*

In so far as is known to the Company, as at 7 May 2003 (being the latest practicable date prior to the publication of this document), the following persons (other than Directors) were interested, directly or indirectly, in three per cent. or more of the issued share capital of the Company:

	Number of Ordinary Shares	*Percentage of existing issued share capital*
New Star Asset Management	36,147,013	11.89
AXA Investment Managers	28,654,663	9.43
Morgan Stanley Securities Limited	12,150,726	4.00
Apax Funds	10,748,890	3.54
Richard Farleigh	10,250,000	3.37

5. Repurchase Agreement

ARC International and WestLB Panmure have entered into a purchase agreement dated 29 April 2003 pursuant to which the Company has agreed to purchase such number of Ordinary Shares, up to an aggregate value of £48.5 million (less the costs of the Tender Offer), at the Strike Price from WestLB Panmure as WestLB Panmure shall purchase pursuant to the Tender Offer.

Pursuant to the terms of the agreement, ARC International has paid £48.5 million into an escrow account, such money to remain in escrow until payment is required to be made by ARC International to WestLB Panmure following the closing of the Tender Offer.

The agreement, which is stated not to create a relationship of agency between WestLB Pamure and ARC International, is governed by and construed in accordance with English Law.

6. General

(a) WestLB Panmure has given and has not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.

(b) The expenses of, and incidental to, the Tender Offer are estimated to amount to £1.4 million (including value added tax and stamp duty) and are payable by ARC International.

(c) The issued share capital of the Company as at 7 May 2003 (being the latest practicable date prior to the publication of this document) was 303,883,899 ordinary shares of 0.1 pence each.

7. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Macfarlanes, 10 Norwich Street, London EC4A 1BD during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document until the date on which the Tender Offer closes or lapses:

(a) the Repurchase Agreement referred to in paragraph 5 of this Part IV;

(b) the consent letter referred to in paragraph 6(a) of this Part IV; and

(c) this document and the Tender Form.

8 May 2003

Appendix 1
Results of the First Quarter ended 31 March 2003

ARC INTERNATIONAL PLC
RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2003

ARC International plc (LSE: ARK), a world leader in semiconductor and software technology licensing, announces its unaudited financial results for the first quarter ended 31 March 2003.

Financial and Operational Highlights:

First Quarter ended 31 March 2003:

- Turnover up 6% in the quarter on prior year quarter and down 10% sequentially to £2.9 million (Q1 2002: £2.7m, Q4 2002: £3.2m)
- Pre-exceptional net loss of £4.4m (including an £0.8 million tax refund), a 19% year on year improvement (Q1 2002: £5.4m)
- 7 new design licences won for the ARCtangent™ processor
- Strong performance on USB Now™ product sales, booked 7 licenses
- Software and development tools products shipped to more than 50 customers
- Asia accounted for 8% of revenues

Commenting on the results, Mike Gulett, Chief Executive Officer, said:

"Despite the continued uncertainty in our markets and the deferral of several licensing deals into the second quarter, we booked 14 licenses for our ARCtangent and USB products combined. These deals were signed with companies such as Altek, Conexant, and ST Microelectronics. We also announced that LSI Logic has licensed ARC's USB High-Speed On-the-Go (OTG) technology.

An increasing number of ARC's products are being put into production across a diverse range of markets. In the Digital Still Camera space, ARC's technology is used in Fujifilm, Axiz, HP, Logitech, Polaroid, Radio Shack, RCA and Toshiba products. Emerging markets for our technology include biometrics, storage devices and industrial control. We expect our customers in those areas to begin shipping products this year.

Looking ahead, we do not anticipate any significant changes in market conditions over the next quarter. We are confident that our strategy of providing a total system solution will help to drive the business towards profitability and create a sustainable long-term business."

For further information, please contact:

ARC International plc

Mike Gulett	Chief Executive Officer, +(408)437-3400
Monica Johnson	Chief Financial Officer, +(408)437-3400

www.ARC.com

Tulchan Communications

Julie Foster	Consultant, +44 (0) 20 7353 4200

www.tulchangroup.com

An analyst conference call will be held at 9:30am on 23rd April, 2003. The presentation will be available on the website www.ARC.com. A recording of this meeting will also be available on the website.

Chief Executive Officer's Review

Overview

In the first quarter of 2003, ARC reported a 6% increase in turnover to £2.9 million, up from £2.7 over the same quarter last year but down 10% quarter on quarter (Q4 2002: £3.2 million). At constant exchange rates, this represents an 18% increase year over year and a sequential decline of 9%. Despite ongoing, challenging market conditions, tight management of costs resulted in a pre-exceptional net loss of

£4.4 million, which is down 19%, (Q1 2002: £5.4 million). Operating expenses before exceptionals, amortisation and depreciation year on year were also reduced by 4% to £7.1 million.

Many of our current and prospective customers continue to delay new product development, which deferred the signing of new licenses for our products into the second quarter. During the first quarter, we booked 14 new design licenses including 7 customers for the ARCtangent processor and 7 licenses for USB. We are pleased with the development of our Asian business, a market that presents us with significant opportunities for the future. Sales in Asia during the first quarter accounted for 8% of total revenue.

Share Buyback

We continue to remain on track for the share buyback programme. Earlier this month, we received the necessary court approval and the tender offer is on schedule to be launched in early May.

Product Strategy and Customer Focus

The clearest indication of the success of ARC's "total system solution" is reflected in our revenue diversity; 35% of revenues came from processor cores, 31% from toolsets and software and 34% from peripherals.

Our SoC customers are divided across the consumer, networking and computing sectors and we are strong in semiconductors for wired and wireless communications as well as consumer electronics. On the software side, increasingly ARC's technology is being licensed by companies in industrial control, broadband networking and digital imaging.

This quarter we secured licenses with Altek Labs, Inc, Conexant and ST Microelectronics, among others. Altek is one of the world's leading manufacturers of digital still cameras. Conexant is a worldwide leader in semiconductor solutions that facilitate communications worldwide through wireline voice and data networks. ST Microelectronics is a leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. We are also on track to unveil the details of several new products later in the year, which will continue to strengthen our market position.

USB NOW ™

Our USB 2.0 products continue to be among our most popular products. Of the thirteen licenses previously announced in 2002, seven are in development, with two of those expecting to reach the manufacturing stage during the first half of the year. An eighth company has completed development of the product and is ready to prototype in May. We announced our relationship with LSI Logic, a leading designer and manufacturer of communications, consumer and storage semiconductors. LSI Logic will integrate ARC's USB technology into its CoreWare® library of intellectual property, making it available to a much larger audience.

Our earlier USB products are equally popular, especially among vendors of digital still cameras and multi-function printers. Our technology is currently found in digital still cameras made or marketed by Agfa, Axia, Casio, Concord, Kodak, Minolta, Ricoh, Samsung , and Toshiba, among others.

We are currently introducing a full line of class driver software for our USB family.

ARCtangent™ Processor

The ARCtangent processors are being used in a number of innovative new products including: a DVD Player being shipped by AMLogic, Video on Demand by Xiran, and a Fingerprint Scanner by ST Microelectronics. These products have been designed with the ARCtangent as their core processor.

This week we unveiled our multimedia strategy at the Embedded Systems Conference in San Francisco. The product family will include ARCtangent-specific software codecs for the most popular consumer electronics applications, which will enable ARC to provide a more complete solution, opening up new vertical market opportunities.

Software and Development Tools

Our software team continues to experience successes across all product lines. In January, we introduced the ARC OS-Changer, which allows software engineers to transfer their application software from third party operating systems to the ARC/MQX Real Time Operating System. This opens up additional market opportunities for us.

Our relationship with Metrowerks/Motorola continues to strengthen. This week we announced the availability of our MetaWare/CodeWarrior bundle for Motorola®'s ColdFire™ MCF5282 Processor. It is currently being demonstrated at the Embedded Systems Conference (ESC) in San Francisco. This processor is targeted at medical instrumentation, food service equipment, home automation, industrial control networking, security and lighting control applications. It has been generating a high level of interest from our customers and is only just starting to ship in production quantities.

Operational changes

The company continues to assess its cost base with respect to the business environment. Based on a review of current business levels, the company expects to take a nominal restructuring charge to cover severance payments for a 7% reduction of the workforce that was implemented in the current quarter.

Outlook

Looking ahead, we do not anticipate any significant changes in market conditions over the next quarter and the SARS epidemic may affect the speed of our Asian expansion.

We are confident that our strategy of providing a total system solution will help to drive the business towards profitability and create a sustainable long-term business. The management team we put in place last year is having a positive impact on the company's efficiency and we are in now in a much stronger position to benefit from any upturn in the economy.

Financial Review

First Quarter ended 31 March 2003

Turnover

Total turnover for the first quarter was £2.9 million, up 6% year over year and down 10% sequentially (Q4 2002: £3.2 million, Q1 2002: £2.7 million). Prior to currency translation with virtually all sales denominated in US dollars, turnover was up 18% year over year and down 9% sequentially. License income was down by 11% over the previous quarter at £2.2 million (Q4 2002: £2.5 million) while maintenance and service income stayed the same at £0.5 million (Q4 2002: £0.5 million). Royalty income was unchanged at £0.2 million (Q4 2002: £0.2 million).

Within the turnover base, 22% of sales were in Europe, 70% in North America and the remaining 8% in Asia. From a product perspective, 35% were processor shipments, Software sales represented 31% and the remaining 34% was peripheral sales.

Costs

Cost of sales of £0.4 million increased 13% sequentially (Q4 2002: £0.3 million, Q1 2002: £0.4 million), which resulted in a gross margin of 87% (Q4 2002: 89%, Q1 2002: 85%). Total operating expenses (excluding exceptional costs, amortisation of goodwill and depreciation) of £7.1 million were down 1% over the previous quarter and 4% year over year (Q4 2002: £7.2 million, Q1 2002: £7.5 million).

Research and development costs of £3.4 million increased 3% sequentially and increased 13% year over year (Q4 2002: £3.3 million, Q1 2002: £3.0 million). The increase was related to the development of recent product launches. Sales and marketing costs of £2.4 million decreased 5% sequentially and decreased 11% year over year (Q4 2002: £2.6 million, Q1 2002: £2.7 million). General and administration costs of £0.9 million decreased 5% sequentially and decreased 29% year over year (Q4 2002: £1.0 million, Q1 2002: £1.3 million).

The Company had 209 employees at 31 March 2003 compared with 225 at 31 March 2002 and 198 at 31 December 2002.

Interest

Interest income remained the same as the prior quarter at £1.0 million and decreased by £0.1 million year over year based on the lower cash balance (Q4 2002: £1.0 million, Q1 2002: £1.1 million).

Net loss

The net loss prior to exceptional items was £4.4 million representing a sequential improvement of 11% and a 19% improvement year over year (Q4 2002: £4.9 million, Q1 2002: £5.4 million). The net loss number includes an R&D related tax refund of £0.8 million. Loss per share prior to exceptional items decreased to (1.45) p (Q4 2002: (1.63) p, Q1 2002: (1.90) p). Net loss including exceptional items was £3.8 million (Q4 2002: £4.3 million, Q1 2002: £5.4 million). The £0.5 million exceptional item relates to the release of a provision for the Ottawa restructuring following the executed lease termination in Q12003.

Cash flow and balance sheet

The net cash outflow from operations was £5.4 million (Q4 2002: £4.3 million, Q1 2002: £6.0 million). Capital expenditure was £0.9 million. The movement in net funds during the quarter was an outflow of £4.4 million. Net assets at 31 March 2003 were £111 million, including net cash of £96.5 million.

ARC International plc
Consolidated profit and loss account
for the quarter ended 31 March 2003

	3 months ended 31 March 2003 (unaudited) £'000	*3 months ended 31 March 2002 (unaudited) £'000*	*Year ended 31 December 2002 (audited) £'000*
Turnover	2,891	2,731	11,702
Less: Operating costs			
Goodwill amortisation	(968)	(1,022)	(4,093)
Exceptional credit/(costs)	536	73	(1,501)
Other operating costs	(8,059)	(8,288)	(32,488)
	(8,491)	(9,237)	(38,082)
Loss before interest and tax	(5,600)	(6,506)	(26,380)
Add: Interest receivable and similar income	964	1,125	4,414
Less: Interest payable and similar charges	(1)	—	(11)
Loss on ordinary activities before tax	(4,637)	(5,381)	(21,977)
Less: Tax on loss on ordinary activities	821	(2)	(69)
Retained loss for the period	(3,816)	(5,383)	(22,046)
Basic loss per share	(1.27)p	(1.88)p	(7.54)p
Diluted loss per share	(1.27)p	(1.88)p	(7.54)p
Pre-exceptional loss per share	(1.45)p	(1.90)p	(7.02)p
Summary of operating expenses			
Operating costs			
Cost of sales	(387)	(397)	(1,323)
Research and development	(3,400)	(3,043)	(13,052)
Sales and marketing	(2,437)	(2,734)	(10,053)
General and administration	(922)	(1,299)	(4,913)
Depreciation of fixed assets	(913)	(742)	(3,147)
Amortisation of goodwill	(968)	(1,022)	(4,093)
Exceptional costs – Provision release	536	—	899
Exceptional costs – Restructuring	—	—	(2,400)
Total operating expenses	(8,491)	(9,237)	(38,082)

ARC International plc
Consolidated balance sheet
as at 31 March 2003

	As at 31 March 2003 (unaudited) £'000	*As at 31 December 2002 (audited) £'000*
Fixed Assets		
Intangible assets	6,797	7,765
Investment in own shares	1,660	1,660
Tangible assets	6,239	6,419
	14,696	15,844
Current Assets		
Stock	89	88
Debtors	5,468	4,981
Investments – bank deposits	92,405	98,064
Cash at bank and in hand	4,121	2,921
	102,083	106,054
Creditors – amounts fully due within one year	(4,486)	(4,578)
Net current assets	97,597	101,476
Total assets less current liabilities	112,293	117,320
Creditors — Amounts falling due after more than one year	—	—
Provision for liabilities and charges	(1,218)	(2,566)
Net assets	**111,076**	**114,754**
Capital and reserves		
Called up share capital	303	300
Share premium account	154,896	152,661
Exchangeable shares	1,807	4,040
Merger reserve	107	107
Other reserves	1,405	23,065
Profit and loss account	(47,442)	(65,419)
Total shareholders' funds	**111,076**	**114,754**

ARC International plc
Consolidated cash flow statement
for the quarter ended 31 March 2003

	3 months ended 31 March 2003 (unaudited) £'000	*3 months ended 31 March 2002 (unaudited) £'000*	*Year ended 31 December 2002 (audited) £'000*
Net cash outflow from operating activities	**(5,442)**	**(5,963)**	**(19,627)**
Returns on investments, servicing of finance and taxes paid			
Taxes paid/received	832	—	(81)
Interest received	904	1,317	3,732
Bank interest paid	(1)	—	(11)
Interest element on finance lease rentals	—	—	
Net cash inflow from returns on investments and servicing of finance	1,735	1,317	3,640
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(902)	(1,322)	(3,295)
Purchase of intangible fixed assets	—	—	(64)
Disposal of tangible fixed assets	168	—	—
Investment in own shares	—	—	(1,660)
Net cash outflow from capital expenditure and financial investment	(734)	(1,322)	(5,019)
Net cash outflow before management of liquid resources and financing	**(4,441)**	**(5,968)**	**(21,006)**
Management of liquid resources			
Movement on term deposits	5,659	5,861	21,337
Financing			
Issue of ordinary share capital – IPO and options	5	592	1,399
Capital element of finance lease rentals	—	(1)	(5)
Decrease in borrowings	—	—	—
Net cash inflow from financing	5	591	1,394
(Decrease)/Increase in net cash during the period	**1,223**	**484**	**1,725**

About ARC International

ARC International pioneered the integrated development environment for SoC design in an effort to minimize design risk for customers developing next generation wireless, networking and consumer electronics products. ARC introduced the industry's first user-customizable 32-bit RISC/DSP processor core. In early 2000, ARC became the first company to integrate the development tools, peripherals, RTOS and software that enable the designer to better design optimization and performance. ARC's approach to providing a single source for the major SoC building blocks reduces the number of IP suppliers, reduces cost, reduces the risk of system-on-chip design and reduces time-to-market.

ARC's products include:

- The ARCtangent™ user-customizable 32-bit RISC/DSP processor;
- An industry-leading family of high-speed and full-speed USB OTG and other peripherals;
- MetaWare® C/C++ Compiler, the most popular integrated software development tool suite for SoC design;
- SeeCode™ , the leading tool for simultaneous, multi-processor debugging;

- Precise/RTCS^{TM}, embedded Internet stack and related software protocols;
- Precise/MQX^{TM}, a scalable real-time operating system (RTOS).
- ARC's software tools, RTOS and embedded software are also available for ARM, PowerPC and MIP's processors.

ARC International employs approximately 200 people in research and development, sales and marketing offices across North America, Europe and Asia. Full details of the company's locations and other information are available on the company's website, www.ARC.com. ARC International is listed on the London Stock Exchange as ARC International plc (LSE:ARK).

Statements made in this report that are not historical facts include forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, market acceptance of the ARC technology; fluctuations in and unpredictability of the Company's quarterly results; general economic and business conditions; regulatory policies adopted by governmental authorities; assumptions regarding the Company's future business strategy; changes in technology; competition; ability to attract and retain qualified personnel; risks associated with the Company's international operations; and other uncertainties that are discussed in the "Investment Considerations" section of the Company's listing particulars dated 28 September 2000 filed with the United Kingdom Listing Authority and the Registrar of Companies in England and Wales. The Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date such statement was first made.

ARC, the ARC logo, ARCtangent, USB Now and WLAN Now are trademarks of ARC International. All other brands or product names are the property of their respective holders.

DEFINITIONS

The following definitions apply throughout this document and the accompanying Tender Form unless the context otherwise requires:

"Act"	the Companies Act 1985, as amended
"ARC International" or "the Company"	ARC International plc
"ARC International Share Option Schemes"	the ARC International plc 2000 Approved Executive Share Option plan, ARC International plc 2000 Unapproved Executive Share Option Plan, ARC international plc 2000 Incentive Stock Option Sub-Plan, ARC International plc 2000 Sharesave Scheme, ARC International plc 2000 U.S. Employee Stock Incentive Plan, the ARC International plc Non-Employee Stock Option Plan, the ARC Cores Ltd September 1998 A Executive Share Option Scheme, ARC Cores Ltd September 1998 B Executive Share Option Scheme, ARC Cores Ltd October 1998 Executive Share Option Scheme, ARC Cores Ltd 1999 Executive Share Option Scheme, V Automation, Inc. 1998 Stock Option /Stock Issuance Plan and the ARC International plc 2000 Canadian Share Option Scheme
"Australia"	the Commonwealth of Australia, its states, territories and possessions
"Board" or "Directors"	the board of directors of ARC International
"Business Day"	any day other than a Saturday, Sunday or any other day which is a public holiday in England
"Canada"	Canada, its provinces and territories and all areas subject to its jurisdiction and any political subdivision thereof
"certificated" or "in certificated form"	a share or other security which is not in uncertificated form (that is, not in CREST)
"City Code" or "Takeover Code"	the City Code on Takeovers and Mergers
"Closing Date"	3.00 p.m. on Friday, 23 May 2003, the date on which the Tender Offer closes
"Commencement Date"	8.00 a.m. on Friday, 9 May 2003, the date on which the Tender Offer commences
"Court"	The High Court of Justice in England & Wales
"CREST"	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations)
"CRESTCo"	CRESTCo. Limited
"CREST member"	a person who has been admitted by CRESTCo as a system-member (as defined in the CREST Regulations)
"CREST participant"	a person who is, in relation to CREST, a system-participant (as defined in the CREST Regulations)
"CREST Regulations"	The Uncertificated Securities Regulations 2001 (SI 2001/3755)
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor being a sponsoring system-participant (as defined in the CREST Regulations)
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member
"Daily Official List"	the Daily Official List of the London Stock Exchange
"EBT"	the ARC International plc Employee Benefit Trust
"EBT Trustee"	Mourant & Co. Trustees Limited as trustee of the EBT
"Escrow Agent"	Capita IRG Plc (in its capacity as a CREST participant under ID RA10)
"Exchange Act"	the US Securities Exchange Act of 1934, as amended
"Extraordinary General Meeting" or "EGM"	the Extraordinary General Meeting of the Company held on Friday, 7 March 2003
"Group"	the Company and its subsidiaries
"ICTA"	Income and Corporation Taxes Act 1988
"Japan"	Japan, its possessions and territories and all areas subject to its jurisdiction and any political subdivision thereof
"London Stock Exchange"	London Stock Exchange plc
"member account ID"	the identification code or number attached to any member account in CREST
"Ordinary Shares"	ordinary shares of 0.1p each in the capital of the Company

"Overseas Shareholder"	a Shareholder who is resident in, or a citizen of, a jurisdiction outside the United Kingdom
"the Panel"	the Panel on Takeovers and Mergers
"participant ID"	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant
"Price Range"	the range of prices within which Ordinary Shares may be purchased by WestLB Panmure pursuant to the terms of the Tender Offer, being 26 pence to 34 pence per Ordinary Share
"Receiving Agent"	Capita IRG Plc, Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH
"Record Date"	close of business on 5.00 p.m. on Friday, 23 May 2003
"Register"	the register of members of ARC International
"Registrars"	Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU
"Regulatory Information Service"	any of the services set out in Schedule 12 to the Listing Rules made pursuant to Part VI of the Financial Services and Markets Act 2000
"Repurchase Agreement"	the agreement dated 29 April 2003 between the Company and WestLB Panmure for the repurchase by the Company, through the facilities provided by the London Stock Exchange, of the Ordinary Shares purchased by WestLB Panmure pursuant to the Tender Offer
"San Interests"	together, Jeremy San OBE, Aaron San, Fistral Trustees Limited, acting in its capacity as trustees of the Maximum Trust, and RISC Capital B.V.
"Settlement Date"	the date by which the consideration for Ordinary Shares purchased under the Tender Offer will be settled by an assured payment through CREST or despatched by cheque to the Shareholders entitled thereto, which is expected to be Thursday, 29 May 2003
"Shareholders"	holders of Ordinary Shares
"Strike Price"	the price at which WestLB Panmure will purchase Ordinary Shares pursuant to the Tender Offer, which will be determined in accordance with the provisions set out in Part II of this document
"Strike Price Tender"	a tender of Ordinary Shares for sale at the "Strike Price"
"Tender Form"	the tender form accompanying this document for use by Shareholders in connection with the Tender Offer
"Tender Offer"	the invitation by WestLB Panmure to Shareholders (other than certain Overseas Shareholders) to tender Ordinary Shares on the terms and subject to the conditions set out in this document and the Tender Form
"TFE instruction"	a transfer from escrow instruction (as defined by the CREST manual issued by CRESTCo)
"TTE instruction"	a transfer to escrow instruction (as defined by the CREST manual issued by CRESTCo)
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"uncertificated" or "in uncertificated form"	recorded on the Register as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
"United Kingdom" or "UK"	The United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	The United States of America, its territories and possessions, any state of the United States and other areas subject to its jurisdiction and the District of Columbia
"WestLB Panmure"	WestLB Panmure Limited or, where the context so requires, WestLB Panmure Securities Inc

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDITE ATTENTION. If you are in any doubt about what action you should take, you are recommended to seek immediately your own independent financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000. All Shareholders are strongly advised to consult their professional advisers regarding their own tax position.

If you have sold or transferred all of your Ordinary Shares, please send this document, together with the Tender Offer Document and other relevant documents, immediately to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. **However, such documents should not be forwarded or transmitted in or into or from Australia or Japan.**

This Tender Form should be read in conjunction with the accompanying Tender Offer Document. Terms used in this Tender Form and not otherwise defined herein have the same meanings as set out in the accompanying Tender Offer Document.

If you are a CREST sponsored member, you should refer to your CREST sponsor before completing this Tender Form. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Ordinary Shares are held. In addition, only your CREST sponsor will be able to send the necessary TTE instruction to CRESTCo in relation to your Ordinary Shares.

The Tender Offer is not being made, directly or indirectly, in or into Australia or Japan, and neither this Tender Form nor the accompanying documents may be distributed or sent in or into or from Australia or Japan and doing so may render invalid any purported tender. Any person (including, without limitation, custodians, nominees and trustees) who may have a contractual or legal obligation to forward this Tender Form and its accompanying documents should read the paragraph headed "Overseas Shareholders" in Part II of the accompanying Tender Offer Document before taking any action.

WestLB Panmure, which is regulated in the United Kingdom by the Financial Services Authority, is acting for ARC International and no-one else in connection with the Tender Offer and will not be responsible to anyone other than ARC International for providing the protections afforded to customers of WestLB Panmure nor for providing advice in connection with the Tender Offer.

WestLB Panmure Securities Inc, a US registered broker dealer affiliate of WestLB Panmure, is acting as agent for WestLB Panmure with respect to the making of the Tender Offer into the United States and, for those purposes, references in this document to WestLB Panmure shall be deemed to be references to WestLB Panmure Securities Inc.

ARC International plc

Tender Offer

By

WestLB Panmure Limited

TENDER FORM

IF YOU DO NOT WISH TO PARTICIPATE IN THE TENDER OFFER, YOU SHOULD NOT COMPLETE OR RETURN THIS TENDER FORM

IF YOU WISH TO PARTICIPATE IN THE TENDER OFFER

- To participate in the Tender Offer, complete this Tender Form on page 3 by following the corresponding instructions set out on page 2. Additional information regarding the completion and lodging of this Tender Form is provided on page 4. A Tender Form, once lodged, cannot be withdrawn. Full terms of and the condition to the Tender Offer are set out in this Tender Form and in the accompanying Tender Offer Document.
- Whether or not your Ordinary Shares are held in certificated or uncertificated form (that is, in CREST), the completed and signed Tender Form(s) should be sent either by post or by hand (during normal business hours only) to Capita IRG Plc, Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH **as soon as possible and, in any event, so as to be received by no later than 3.00 p.m. on Friday, 23 May 2003.**
- In the case of certificate holders only, the Tender Form(s) should be sent together with your share certificate(s) and/or other document(s) of title.

Please note:

- If you hold Ordinary Shares in both certificated and uncertificated form, you should complete a separate Tender Form for each holding. Similarly, you should complete separate Tender Forms for Ordinary Shares held in certificated form but under different designations and for Ordinary Shares held in uncertificated form but under different member account IDs. You can obtain additional Tender Forms at the addresses set out at the bottom of this page.
- Please read Part II of the Tender Offer Document, the terms of which are incorporated in and form part of this Tender Form.
- If you have any questions on how to complete this Tender Form, please contact Capita IRG Plc on 0870 162 3100 or, if calling from outside the United Kingdom, on +44 20 8639 2157.
- A Tender Form contained in an envelope postmarked in Australia or Japan or otherwise appearing to WestLB Panmure or its agents to have been sent from Australia or Japan will not constitute a valid tender pursuant to the Tender Offer.
- Please read this Tender Form and the accompanying Tender Offer Document carefully.
- WestLB Panmure reserves the right to treat elections under the Tender Offer as valid if received at any place or in any manner determined by them otherwise than as set out in this Tender Form or in the accompanying Tender Offer Document.
- The provisions of this Tender Form and any other terms of the Tender Offer may be waived, varied or modified as regards specific holders of Ordinary Shares or on a general basis by WestLB Panmure in its absolute and sole discretion.

Further copies of the Tender Offer Document and this Tender Form are available from WestLB Panmure Limited, Woolgate Exchange, 25 Basinghall Street, London EC2V 5HA and from Capita IRG Plc, Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH.

1

FULL NAME(S) AND ADDRESS(ES)

If you were the registered holder(s) of Ordinary Shares at 5.00 p.m. on Tuesday, 6 May 2003, Box 1 will include pre-printed details of your name(s) and address(es) and the number of Ordinary Shares then registered in your name(s).
If you have changed your address(es), please write your correct address(es) in Box 3.
If you have changed your name, please write the correct details in Box 1 and lodge your marriage certificate or the deed poll with this Tender Form for noting.
If your name is shown incorrectly in Box 1, please amend the details then lodge this Tender Form accompanied by a letter form your bank, stockbroker or solicitor confirming that the person described in Box 1 and the person who has signed this Tender Form are one and the same.
Unless you complete Box 3, the address of the sole or first-named registered holder inserted in Box 1 is the address to which your cash entitlement will be sent.
If the address of the sole or first-named registered holder in Box 1 is outside the United Kingdom or any of the Shareholders are resident outside the United Kingdom, your attention is drawn to the paragraph headed "Overseas Shareholders" in paragraph 6 of Part II of the accompanying Tender Offer Document.

2

TENDER OFFER

To tender some or all of your Ordinary Shares under the Tender Offer, insert in Box 2 the number of Ordinary Shares which you wish to tender at each or any of the prices shown.
The number of Ordinary Shares tendered at each price shall be cumulative.
Each Ordinary Share may only be tendered once.
The aggregate of all tenders by you at or below the Strike Price will, subject to the terms and conditions of the Tender Offer, be accepted and may be scaled back to ensure that the consideration paid to Shareholders does not exceed £48.5 million (less the costs of the Tender Offer).
All Ordinary Shares purchased pursuant to the Tender Offer will be purchased at the Strike Price, including those tendered at prices below the Strike Price.
If the number of Ordinary Shares inserted in Box 2 is greater than your registered holding of Ordinary Shares, you will be deemed to have accepted the Tender Offer in respect of your total holding.

3

ALTERNATIVE ADDRESS

If you want the cash consideration to be sent to someone other than the sole or first-named registered holder at the address set out in Box 1 (e.g. your bank manager or stockbroker, but not someone in Australia or Japan) you should complete Box 3.

Box 3 must be completed (but not with an address in Australia or Japan) by holders with registered addresses in Australia or Japan (and by holders who have completed Box 1 with an address in Australia or Japan) with an alternative address outside Australia or Japan for despatch of the cash consideration.

It is the responsibility of Shareholders registered in or with resident addresses in Australia or Japan who wish to participate in the Tender Offer to ensure than they can do so.

4

PARTICIPANT ID AND MEMBER ACCOUNT ID

If your Ordinary Shares are held in CREST, you must insert in Box 4 the participant ID and the member account ID under which such Ordinary Shares are held by you in CREST.
You must also transfer (or procure the transfer of) the Ordinary Shares concerned to an escrow balance, specifying in the TTE instruction the participant ID and the member account ID as inserted in Box 4 and the other information specified in paragraph 3 of Part II of the Tender Offer Document under the heading "Procedure for tendering Ordinary Shares".
You must ensure that this transfer to escrow settles by no later than 3.00 p.m. on Friday, 23 May 2003. If the Ordinary Shares which you are tendering are held in CREST under different member account IDs, then you must complete a separate Tender Form for each relevant member account ID (and each such separate Tender Form must relate only to Ordinary Shares which you wish to tender and which are held under the member account ID to which that Tender Form relates).
Please note that the participant ID of the Capita IRG Plc, acting as escrow agent, is RA10 and the member account ID of Capita Registrars, acting as escrow agent, is ARCINT.

5

SIGNATURES

Individuals MUST SIGN Box 5 in the presence of an independent witness, who should also sign where indicated and add his or her name, regardless of which other box(es) you complete.

The witness must be over 18 years of age and should not be one of the joint registered Shareholders (if any) or otherwise have any financial interest in the Ordinary Shares or in the proceeds resulting from the execution of this Tender Form. The same person may witness each signature of joint holders.

A corporation must execute this Tender Form under its common seal, the seal being affixed and witnessed in accordance with its articles of association or other regulations or, if applicable, in accordance with the provisions of Sections 36A or 36B of the Companies Act 1985.

If this Tender Form is not signed by the registered holder(s), insert the name(s) and capacity (e.g. executor(s)) of the person(s) signing this Tender Form. You should deliver evidence of your authority in accordance with the notes on page 4 of this Tender Form. In the case of joint holders, ALL must sign.

Shareholders should note that, by signing Box 5, they are irrevocably tendering on the terms of the Tender Offer as described in *the accompanying Tender Offer Document, including the provisions of the Articles of Association of the Company.*

6

OVERSEAS SHAREHOLDERS

If you are resident in the United States or Canada **AND** you wish to receive the cash consideration in US Dollars, you must insert a tick ("✓") in Box 6.

1	NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S)

No. of ARC International Ordinary Shares held as at 6 May, 2003

____

2	**THE TENDER OFFER** Insert in the boxes below the total number of Ordinary Shares which you wish to tender at each price in whole pence per Ordinary Shares.

Price (p) per Ordinary Share	No. of Ordinary Shares
26	
27	
28	
29	
30	
31	
32	
33	
34	
"Strike Price"	
Total number of Ordinary Shares tendered	

3	**ADDRESS TO WHICH CASH CONSIDERATION AND/OR OTHER DOCUMENT(S) IS/ARE TO BE SENT IF NOT THAT OF THE FIRST-NAMED REGISTERED HOLDER (to be completed in BLOCK CAPITALS)**

Name . . . .
Address . . . .
. . . .
. . . . Postcode . . . .

4	**COMPLETE THIS BOX ONLY IF YOUR ORDINARY SHARES ARE HELD IN UNCERTIFICATED FORM (THAT IS, CREST)**

TENDER FORM REFERENCE NUMBER

. . . .

Participant ID. . . . .
Member account ID. . . . .

5	**SIGN HERE TO PARTICIPATE IN THE TENDER OFFER (See additional notes on page 4)**

(a) Execution by individuals	(b) Execution by a company
Signed and delivered as a deed by 1 . . . . 2 . . . . 3 . . . . 4 . . . . Note: The signature of each registered holder must be witnessed Witnessed by: 1. . . . . Name Witness signature 2. . . . . Name Witness signature 3. . . . . Name Witness signature 4. . . . . Name Witness signature	*The common seal of the company named below was affixed . . . . Name of company . . . . In the presence of/by . . . . Name of director Signature of director . . . . Name of director/secretary Signature of director/secretary *Executed and delivered as a deed on behalf of the company named below . . . . Name of company . . . . Name of director Signature of director . . . . Name of director/secretary Signature of director/secretary *Delete as appropriate

---

6	**IF YOU WISH TO RECEIVE YOUR CONSIDERATION IN US DOLLARS AND YOU ARE RESIDENT IN EITHER THE UNITED STATES OR CANADA, YOU MUST INSERT A TICK ("✓")IN THIS BOX**

. . . .
(Insert tick ("✓") here)

FURTHER NOTES REGARDING THE COMPLETION AND LODGING OF THIS TENDER FORM

In order to be valid, this Tender Form must, except as mentioned below, be executed personally by the registered holder (or under a power of attorney, in which case the power of attorney or a duly certified copy, as provided in the Powers of Attorney Act 1971, should be lodged with this Tender Form). In the case of a joint holding, ALL the registered holders must execute this Tender Form. All signatures must be witnessed by someone who is not a joint holder. A body corporate must either execute this Tender Form under seal, the seal being affixed and witnessed in accordance with its articles of association or other regulations, or otherwise validly execute and deliver this Tender Form as a deed.

The following suggestions are made to avoid delay and inconvenience:

A *If a holder is away from home (e.g. abroad or on holiday) or where a power of attorney has been granted:*

Send this Tender Form by the quickest means (e.g. air mail) to the holder for execution (but do not send it into Australia or Japan) or, if he has executed a relevant power of attorney, have this Tender Form signed by the attorney. In the latter case, the power of attorney (or a duly certified copy, as provided in the Powers of Attorney Act 1971) must be lodged with this Tender Form for noting. No other signatures will be accepted.

B *If the sole holder has died:*

If probate or letters of administration has/have been registered with ARC International, this Tender Form must be executed by the personal representative(s) of the deceased. If probate or letters of administration has/have been granted but has/have not been registered with ARC International, the personal representative(s) of the deceased should execute this Tender Form and forward it to Capita IRG Plc, Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH with the share certificate(s) and/or other documents of title, and a copy of the probate or letters of administration must be lodged as soon as possible thereafter and, in any event, so as to arrive by no later than 3.00 p.m. on Friday, 23 May 2003.

C *If one or more of the joint holders has died:*

This Tender Form is valid if executed by all the surviving holders and lodged with Capita IRG Plc, Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH, accompanied by the death certificate, probate or letters of administration of the deceased holder.

D *If you hold your Ordinary Shares in certificated form (that is, not in CREST) and you do not have your share certificate(s) and/or other document(s) of title*

If your share certificate(s) and/or other document(s) of title is/are held by your bank or some other agent, complete this Tender Form and deliver this completed Tender Form to your agent for lodging with Capita IRG Plc, Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH, accompanied by the relevant share certificate(s) and/or document(s) of title.

E *If you hold your Ordinary Shares in certificated form (that is, not in CREST) and one or all of your certificate(s) has/have been lost:*

Complete and lodge this Tender Form with a letter of explanation and any share certificate(s) and /or other document(s) of title available with Capita IRG Plc, Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH. At the same time, you should request a letter of indemnity from ARC International's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, which should then be completed in accordance with the instructions given. When completed, the letter of indemnity must be lodged with Capita IRG Plc, Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH by no later than 3.00 p.m. on Friday, 23 May 2003. No payment will be made under the terms of the Tender Offer unless share certificate(s) and/or other document(s) of title, or an acceptable indemnity in lieu thereof, is/are received by no later than 3.00 p.m. on Friday, 23 May 2003.

F *If your full name or other particulars are different from those appearing in Box 1, e.g.:*

(i) incorrect name – complete and lodge this Tender Form with the correct name and accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the certificate and the person who has executed this Tender Form are one and the same;

(ii) incorrect address – write the correct address on this Tender Form;

(iii) change of name – lodge your marriage certificate or the deed poll with this Tender Form for noting.

G *If your Ordinary Shares are in uncertificated form (that is, in CREST):*

You should complete Boxes 2 and 4 and sign in Box 5 of the Tender Form and take the action set out in Part II of the accompanying Tender Offer Document to transfer your Ordinary Shares to an escrow balance

If you are a CREST sponsored member, you should refer to your CREST sponsor before completing this Tender From, as only your CREST sponsor will be able to send the necessary TTE instructions to CRESTCo.

Capital Printing Systems (UK) Limited 630016

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None

PART III – CONSENT TO SERVICE OF PROCESS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

GENERAL INSTRUCTIONS

I. Form F-X shall be filed with the Commission:

(a) by any issuer registering securities on Form F-8, F-9, F-10 or F-80 under the Securities Act of 1933;

(b) by any issuer registering securities on Form 40-F under the Securities Exchange Act of 1934 (the "Exchange Act");

(c) by any issuer filing a periodic report on Form 40-F, if it has not previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file a report on Form 40-F arises;

(d) by any issuer or other non-U.S. person filing tender offer documents on Schedule 13E-4F, 14D-1F or 14D-9F;

(e) by any non-U.S. person acting as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2;

(f) by a Canadian issuer qualifying an offering statement pursuant to the provisions of Regulation A, or registering securities on Form SB-2; and

(g) by any non-U.S. issuer providing Form CB to the Commission in connection with a tender offer, rights offering or business combination.

A Form F-X filed in connection with any other Commission form should not be bound together with or be included only as an exhibit to, such other form.

II. Six copies of the Form F-X, one of which must be manually signed, shall be filed with the Commission at its principal office.

A. Name of issuer or person filing ("Filer"): ARC International plc

B. This is [check one]

☒ an original filing for the Filer

☐ an amended filing for the Filer

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant ARC International plc

Form type CB

File Number (if known) ______

Filed by ARC International plc

Date Filed (if filed concurrently, so indicate) May 9, 2003 (concurrently)

D. The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the issuer is organized or incorporated) England and Wales and has its principal place of business at (Address in full and telephone number)

ARC House, The Waterfront, Elstree Road, Elstree,

Hertfordshire WD6 3BS, England Phone: + 44 20 8236 2800

E. The Filer designates and appoints (Name of United States person serving as agent) Thomas Huppuch ("Agent") located at (Address in full in the United States and telephone number)
402 Amherst Street, Nashua, NH 03063

(603) 324-0565

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form (Name of form) CB on (Date) May 9, 2003 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form in connection with:

(a) the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b) the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d) the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashua, New Hampshire Country of United States of America this 9th day of May, 2003

Filer: ARC International plc

By: Thomas Huppuch, General Counsel and Joint Company Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.

Thomas Huppuch

(Signature)

Thomas Huppuch
General Counsel, Joint Company Secretary and Authorized Agent in the United States of America

(Title)

May 9, 2003

(Date)

Instructions

1. The power of attorney, consent, stipulation and agreement shall be signed by the Filer and its authorized Agent in the United States.

2. The name of each person who signs Form F-X shall be typed or printed beneath such person's signature. Any person who occupies more than one of the specified positions shall indicate each capacity in which such person signs Form F-X. If any name is signed pursuant to a board resolution, a copy of the resolution shall be filed with each copy of Form F-X. A certified copy of such resolution shall be filed with the manually signed copy of Form F-X. If any name is signed pursuant to a power of attorney, a copy of the power of attorney shall be filed with each copy of Form F-X. A manually signed copy of such power of attorney shall be filed with the manually signed copy of Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Thomas Huppuch, General Counsel and Joint Company Secretary

(Name and Title)

May 9, 2003

(Date)